MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501

July 30, 2014

VIA EDGAR
Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Griffin Capital Essential Asset REIT II, Inc.
Amendment No. 3 Form S-11
Filed July 8, 2014
Your File No.: 333-194280

Dear Mr. Woody:

On behalf of our client, Griffin Capital Essential Asset REIT II, Inc. (the “Company”), we are submitting this letter in response to your comments in your correspondence of July 16, 2014. Please note that the page numbers provided below correspond to the pages listed in your letter.
Estimated Use of Proceeds, page 44
1.    We refer to footnote 2 to the table on page 44 and note that you have excluded the stockholder servicing fee from the table. Please provide us with an analysis as to why you believe it is appropriate to exclude this fee from the use of proceeds table. We note that for purposes of the Midpoint Offering and Maximum Offering column that you assume half of the shares sold will be Class T shares.
Response:    The Issuer felt that it was appropriate to exclude the stockholder servicing fee from the Estimated Use of Proceeds table on page 44 of the prospectus because the amount of the stockholder servicing fee that will be paid by the Issuer is difficult to estimate at this time, and any attempt to do so would be entirely speculative and potentially misleading due to the extensive amount of assumptions that would be required. The amount of the stockholder servicing fee will be impacted by both the number of Class T shares that are ultimately sold in the offering, and also the amount of time such shares are held by stockholders. Additionally, because the stockholder servicing fee is an ongoing fee that will be paid over time and will continue in the years after the offering closes, the Issuer believes that the fee is not truly an “offering expense,” but is more akin to an operational expense. We have revised footnote 7 to the Estimated Use of Proceeds table to indicate that payment of the stockholder servicing fee may reduce the amount available for investment, similar to other operating expenses, as follows:

(7)
Although a substantial portion of the amount available for investment presented in this table is expected to be invested in properties, we may use a portion of such amount (i) to repay debt incurred in connection with property acquisitions or other investment activities, (ii) to establish reserves if we or a lender deems appropriate, or (iii) for other corporate purposes, including, but not limited to, payment of distributions to stockholders, payment of the stockholder servicing fee, or payments of offering expenses in connection with future offerings pending the receipt of offering proceeds from such offerings, provided that these organizational and offering expenses may not exceed the limitation of organizational and offering expenses pursuant to our charter and FINRA rules. We may use an unlimited amount of proceeds for other corporate purposes, including to fund distributions, and have done so previously. For more information, see the sections of this prospectus captioned “Risk Factors - Risks Related to this Offering and an Investment in Griffin Capital Essential Asset REIT II, Inc.” and “Description of Shares - Distribution Policy.” If we use any net offering proceeds for any

Mr. Kevin Woody
July 30, 2014

purposes other than making investments in properties or reducing debt, it may negatively impact the value of your investment.
We respectfully request that you clear this comment.
Description of Shares, page 139
Common Stock, page 139
2.    Please expand your disclosure to discuss how the stockholder servicing fee will impact distributions for your Class T shares. Please also include a statement, here or elsewhere in the prospectus as appropriate, as to the purpose of the stockholder servicing fee.
Response:    The stockholder servicing fee will impact distributions for Class T shares by reducing the effective distribution in an amount appropriate to reflect the impact of paying the stockholder servicing fee. For example, the Issuer expects that it will declare an equivalent distribution per share for each class of shares, but will deduct from the Class T distribution an amount that reflects the impact of paying the stockholder servicing fee with respect to such shares. Following this deduction, the Issuer expects that the effective distribution per share for Class T shares will be lower than the effective distribution per share for Class A shares until such time as the stockholder servicing fee ceases to apply, as described in the prospectus. Until the Issuer’s board of directors declares the initial distribution rate for the share classes, the Issuer is unable to quantify these amounts further. Thus, the Issuer respectfully submits that the existing disclosure in the prospectus relating to this matter is appropriate, including disclosure in the “Questions and Answers about this Offering” section on page 5 of the prospectus which states “The payment of class-specific expenses will result in different amounts of distributions being paid with respect to each class of shares. Specifically, distributions on Class T shares will likely be lower than distributions on Class A shares because Class T shares are subject to the ongoing stockholder servicing fee.” and disclosure in the “Description of Shares - Common Stock - General” section on page 139 of the prospectus which states “The per share amount of distributions on Class A shares and Class T Shares will likely differ because of different allocations of class-specific expenses.”
In response to the second portion of this comment, the purpose of the stockholder servicing fee is to compensate the dealer manager and participating broker-dealers for services and expenses related to the marketing, sale and distribution of the Issuer’s Class T shares and/or for providing ongoing stockholder services. We have revised our statement to this effect in the “Plan of Distribution - Underwriting Compensation and Organization and Offering Expenses - Stockholder Servicing Fee - Class T Shares Only” section on page 159 of the prospectus, as follows:
We will pay our dealer manager a stockholder servicing fee with respect to Class T shares sold in our primary offering as additional compensation to the dealer manager and participating broker-dealers for services and expenses related to the marketing, sale, and distribution of the ~~selling~~ Class T shares ~~in the offering~~ and for providing ongoing stockholder services. The stockholder servicing fee will accrue daily in an amount equal to 1/365th of 1% of the purchase price per share of Class T shares sold in our primary offering and will be paid monthly. The dealer manager will re-allow the stockholder servicing fee to participating broker-dealers. We will continue paying the stockholder servicing fee on any Class T share on the earlier of (i) the date that the aggregate stockholder servicing fee paid equals 5.5% of the purchase price per share of Class T shares sold in our primary offering, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares and Class T shares in our primary offering, or (iii) the date that such Class T share is redeemed or is no longer outstanding.
We respectfully request that you clear this comment.

Mr. Kevin Woody
July 30, 2014

3.    Please disclose how you will calculate NAV, including any key assumptions or methodologies that will be used in such calculations. It is also unclear from your disclosure if NAV will only be used for purposes of calculating a liquidation distribution. Please clarify.
Response:    Please note the following disclosure regarding NAV calculation located on page 134 of Pre-Effective Amendment No. 3:
We expect to provide the first estimated valuation within two years of the date that we reach the minimum offering amount and break escrow in this offering; provided, however, unless FINRA or SEC rules and regulations governing valuations change, in no event will such estimated valuation occur later than 18 months after the completion of our offering stage. Our board of directors, or another firm the board chooses for that purpose, will establish an estimated value per share of our common stock based on an appraisal of our assets and operations and other factors deemed relevant. We expect to disclose this estimated value annually and provide this information to stockholders in our annual report, but this estimated value is subject to significant limitations. The estimated value per share will be based upon the fair value of our assets less liabilities under market conditions existing at the time of the valuation. We will obtain independent third-party appraisals for real estate and real estate related investments and will value our other assets in a manner we deem most suitable under the circumstances, which will include an independent appraisal or valuation. Our independent directors will be responsible for the oversight process including approval of engagement of one or more third-party valuation experts to assist in the valuation of assets, liabilities and unconsolidated investments, as applicable. The appraiser will be a member of the Appraisal institute with an MAI designation. After the initial appraisal, we anticipate that appraisals will be done at least every two years and will be made available to participating broker-dealers conducting due diligence on our products. The estimated value per share should not necessarily be viewed as an accurate reflection of net proceeds that would result from an immediate sale of our assets. We will consider our offering stage complete when we are no longer publicly offering equity securities in a continuous offering, including follow-on public offerings. For this purpose, we do not consider a ‘‘public offering of equity securities’’ to include offerings to current stockholders under our distribution reinvestment plan, any employee benefit plan or redemptions under our share redemption plan.
Please also be advised that in addition to calculating liquidation distributions, the NAV will be calculated to comply with ERISA fiduciary requirements and may also be used to re-price shares in the offering. We respectfully request that you clear this comment.
Exhibit 3.1
4.    Please file an executed version of your articles of incorporation with sufficient authorized shares to cover the amount of shares being registered in this offering, or tell us why you believe you are not required to do so. Please refer to Item 601(b)(3)(i) of Regulation S- K.
Response:    Please be advised that an executed version of the Issuer’s First Articles of Amendment and Restatement have been filed with Pre-Effective Amendment No. 4 to the Issuer’s registration statement. We respectfully request that you clear this comment.
If you have any questions or require any additional information or documents, please contact the undersigned (404/443-6702; mrafter@bakerdonelson.com).

Mr. Kevin Woody
July 30, 2014

Very truly yours,

/s/ Michael K. Rafter
BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC
cc:    Mr. Howard S. Hirsch